SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2003

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11716.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items


1. Press Release re RADA Electronic Industries Ltd. Year-End Results for December 31, 2002; Achieves Positive EBIDTA After 6 Consecutive Years of EBIDTA Losses dated June 30, 2003.

                                                                          ITEM 1

Press Release                            Source: RADA Electronic Industries Ltd.

RADA Electronic Industries Ltd. Year-End Results for December 31, 2002; Achieves Positive EBIDTA After 6 Consecutive Years of EBIDTA Losses

Monday June 30, 9:59 am ET

NETANYA, Israel, June 30 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq: RADIF - News) today reported its financial results for the year ended December 31, 2002. The company reported a 25% increase in revenues for the year ended December 31, 2002 to $10.4 million, up from $8.3 million for the year ended December 31, 2001. The Company's net loss for the year ended December 31, 2002 declined to $2.5 million (or $0.15 per share) from $3.4 million (or $0.24 per share) for the year ended December 31, 2001. The Company reported Earnings Before Interest Depreciation, Taxes and Amortization (EBIDTA) of approximately $276,000 for the year ended December 31, 2002 compared to an EBIDTA loss of $1.2 million in 2001 and losses in each of the previous five years.

Although the Company reported shareholders' equity of approximately $485,000 at December 31, 2002, it anticipates that as a result of the recently signed memorandum of agreement with its banks to restructure approximately $3.4 million in debt, its shareholders' equity as of December 31, 2002, on a pro forma basis giving effect to the restructuring, would be approximately $2.8 million.

RADA's President, Gen. (Res.) Herzle Bodinger, former Commander of the Israeli Air Force, stated, "2002 was a significant year for RADA as we were able to report EBDITA for the first time in six years and continue the trend of improved financial results over last six years" Gen. Bodinger noted that "Our forecast indicates continued growth in 2003 and we expect that our operating results will continue to improve over 2002."

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries, with 110 staff. The company specializes in Avionics, Ground Debriefing Stations (Video, ACMI and Maintenance) and Automatic Test Equipment.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission.

     Contact: Adar Azancot - C.E.O
              RADA Electronic Industries Ltd.
              Tel: 011-972-9-8921109

           RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS
             In thousands of U.S. dollars, except per share data

                                                            December 31,
                                                          2002         2001
     Current assets
      Cash and cash equivalents                          $ 570         $ 74
      Trade receivables (net of allowance for
        doubtful accounts of $214 and $189 as of
        December 31, 2002 and 2001, respectively)        1,832          817
      Other receivables and prepaid expenses                93           67
      Costs and estimated earnings in excess of
       billings on uncompleted contracts                    --          109
      Inventories                                        1,077        1,616
             Total current assets                        3,572        2,683

      Long-term receivables and deposits
       Long-term receivables                               893        1,163
       Leasing deposits                                     70           --
       Severance pay funds                               1,334        1,351
                                                         2,297        2,514

     Property and equipment, net
      Cost                                              16,456       19,037
      Less - accumulated depreciation                   10,845       12,010
            Total property and equipment, net            5,611        7,027

     Intangible assets, net                              3,127        4,108
            Total assets                              $ 14,607     $ 16,332

     Current liabilities
      Short-term bank credits and loans                $ 5,697      $ 5,920
      Trade payables                                       635          797
      Other payables and accrued expenses                2,949        2,825
      Deferred revenues                                  1,771        2,363
      Billings in excess of costs and estimated
       earnings on uncompleted contracts                   575          224
            Total current liabilities                   11,627       12,129

     Long-term liabilities
      Accrued severance pay                              2,043        1,784
      Loan due to a related party                           --        1,061
                                                         2,043        2,845

     Contingencies, commitments and liens

     Minority interests                                    452          658

     Shareholders' equity
      Share capital
       Ordinary shares of NIS 0.005 par value:
        Authorized - 45,000,000 and
        26,000,000 shares as of December 31, 2002
        and 2001, respectively; Issued
        and outstanding - 18,510,716 and
        13,816,839 shares as of
        December 31, 2002 and 2001, respectively           108          103
     Additional paid-in capital                         58,785       56,646
     Warrants                                              124           --
     Accumulated deficit                               (58,532)     (56,049)
      Total shareholders' equity                           485          700
      Total liabilities and shareholders' equity      $ 14,607     $ 16,332

           RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS
             In thousands of U.S. dollars, except per share data

                                                 Year ended
                                                  December 31,

                                       2002            2001          2000
     Revenues
      Products                      $ 6,773         $ 5,883       $ 2,583
      Services                        3,626           2,459         1,233
                                     10,399           8,342         3,816

     Cost of revenues
      Products                        6,685           6,079         4,071
      Services                        2,538           1,337         1,236
                                      9,223           7,416         5,307
           Gross profit (loss)        1,176             926        (1,491)

     Operating expenses
      Research and development
       expenses                         122             534           730
      Marketing, selling, general
       and administrative expenses    3,089           3,617         3,612
           Total operating expenses   3,211           4,151         4,342

           Operating loss            (2,035)         (3,225)       (5,833)
     Financing expenses, net           (364)           (210)         (861)
     Other income (expenses), net      (290)            (30)          563
                                     (2,689)         (3,465)       (6,131)

     Minority interest in
      losses of subsidiaries            206              96            32

           Net loss                $ (2,483)       $ (3,369)     $ (6,099)

     Basic and diluted net loss
      per share                     $ (0.15)        $ (0.24)      $ (0.46)

     Weighted average number of
      Ordinary shares used in
      computing basic and diluted
      net loss per share
      (in thousands)                 16,555          13,817        13,305



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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                       (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: June 30, 2003